Genesis Group Holdings, Inc.
1 University Place, #12-C
New York, NY  10003

November 13, 2009

William Thompson
U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549-3561

Re:	Genesis Group Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed April 17, 2009 File No. 0-32037

Dear Mr. Thompson:

We are in receipt of your letter dated August 27, 2009 and the following sets forth our responses to same:

Form 10-K
Report of Independent Registered Public Accounting Firm, page F-1

1.
Please provide an audit report containing the conforming signature as required by Regulation S-T and that conforms to the requirements in Rule 2-02 of Regulation S-X. The audit report must cover both balance sheets included in the filing.

RESPONSE:
The Company will provide an audit report containing the conforming signature as required by Regulation S-T and that conforms to the requirements in Rule 2-02 of Regulation S-X.  The audit report will cover the balance sheets included in the filing.  The Company is currently having its financials for the year ended December 31, 2008 re-audited and plans to file an amended Form 10-K within thirty days.

Signatures, page 9

2.
The annual report must also be signed by your controller or principal accounting officer.  Refer to general instruction D(2)(a) of Form 10-K.  If Mr. Jeffrey Glick also occupies the position of principal accounting officer, his title should be revised to indicate each capacity in which he signs the report.  Otherwise, please revise to include the signature of your controller or principal accounting officer.

RESPONSE:	The amended Form 10-K will be signed by the Company’s principal accounting officer and will include each capacity in which the amended Form 10-K is signed.

Exhibit 31.1 Certification

3.
Please revise paragraph one of the certification to identify the company as Genesis Group Holdings, Inc.  Also, revise the remainder of the certification to conform to the exact wording prescribed in Item 601(b)(31) of Regulation S-K.  In this regard, you should replace the term “small business issuer” with “registrant” throughout.  Also, it appears there is a typographical error in paragraph 4(b) that should be revised.

RESPONSE:	The amended Form 10-K will identify the Company as Genesis Group Holdings, Inc. in paragraph one of the certifications and the term “small business issuer” will be replaced by “registrant” throughout.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GENESIS GROUP HOLDINGS, INC.

By:/s/ Gideon Taylor
     Gideon Taylor, CEO